Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-174865

FINAL TERM SHEET

Dated November 5, 2013

KEYCORP

Senior Medium-Term Notes, Series K

$750,000,000

2.30% Senior Notes due December 2018

Issuer:	KeyCorp

Security Type:	Senior Notes

Settlement Date:	November 13, 2013 (T+5)

Maturity Date:	December 13, 2018

Reference Benchmark:	UST 1.25% due October 31, 2018

Reference Benchmark Yield:	1.383%

Spread to Benchmark:	+93 basis points

Price to Public:	99.937%

Coupon:	2.30%

Yield:	2.313%

Interest Payment Dates:	Semi-annually on June 13 and December 13 of each year, commencing on June 13, 2014 to and including the maturity date

Day Count:	30 / 360

Redemption Provisions:	The notes will not be subject to redemption at our option at any time prior to November 13, 2018 (one month prior to their maturity date). At any time on or after November 13, 2018, we may, at our option, at any time and from time to time, redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to the date of redemption. The notes are not subject to repayment at the option of the holder at any time prior to maturity and will not be subject to any sinking fund.

Denomination:	$1,000 and integral multiples of $1,000 thereof

Gross Proceeds:	$749,527,500

Underwriting Discount and Commissions:	0.350%

Net Proceeds After Underwriting Discount and Commission:	$746,902,500

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. (35%) Credit Suisse Securities (USA) LLC (35%) Goldman, Sachs & Co. (10%) J.P. Morgan Securities LLC (10%) Morgan Stanley & Co. LLC (10%)

CUSIP:	49326EEE9

Expected Issue Ratings:	Baa1/BBB+/A-/BBB(high) (Moody’s / S&P / Fitch / DBRS)

We expect that delivery of the notes will be made to investors on or about November 13, 2013, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling KeyBanc Capital Markets Inc. toll-free at (866) 227-6479 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, Standard & Poor’s, Fitch and DBRS. Each of the security ratings above should be evaluated independently of any other security rating.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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